UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of August 2007
Commission File Number 1—13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBITS INDEX
EX-99.1 Press Release of CYI dated August 15, 2007.

OTHER EVENTS
1.	Deferral of the announcement of Q2 2007 interim results
On August 15, 2007 in Singapore, China Yuchai International Limited (“CYI”) issued a press release that it was deferring the announcement of its unaudited interim results for the three months and six months ended June 30, 2007. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
2.	Appointment of New Directors
CYI is pleased to announce the appointment of Mr. Yan Ping and Mr. Zhang Shi Yong as directors of CYI with effect from August 3, 2007. This appointment was made by unanimous written consent of CYI’s board of directors.
Mr. Yan Ping is the chairman of the board of directors of Guangxi Yuchai Machinery Company Limited (“Yuchai”), CYI’s subsidiary. Mr. Yan has also been the chairman of Guangxi Yuchai Machinery Group Company Limited (the “State Holding Company”), a shareholder of Yuchai, since May 2005. The State Holding Company owns 22.1% of the shares of Yuchai, and is owned by the city government of Yulin in Guangxi Zhuang Autonomous Region, China. Prior to becoming chairman of the State Holding Company, Mr. Yan held various China-government related positions, including most recently as Deputy Secretary-General, Yulin Municipal Government and as Director, Yulin Municipal Development and Reform Commission. Mr. Yan holds a Bachelor of Engineering degree from Dalian Railway College and a Master of Economics degree from the East-North Financial and Economic University.
Mr. Zhang Shi Yong is the secretary of Yuchai and has been a director of Yuchai since April 12, 2007. He is also a director of the State Holding Company, Coomber Investments Limited, a shareholder of CYI, and Goldman Industrial Limited, a subsidiary of the State Holding Company. He holds a Bachelor of Traffic and Transportation degree from Xinan Jiaotong University and a Master of Business Administration degree from the Tsing Hua University.
CYI’s directors and executive officers as of August 3, 2007 are set forth below:

Name	Position
Teo Tong Kooi	President and Director
Gao Jia Lin	Vice President and Director
Kwek Leng Peck	Director
Gan Khai Choon	Director
Philip Ting Sii Tien	Chief Financial Officer and Director
Tan Aik-Leang	Director
Neo Poh Kiat	Director
Matthew Richards	Director
Yan Ping	Director
Zhang Shi Yong	Director
Sheila Murugasu	General Counsel
Ira Stuart Outerbridge III	Secretary
In addition, the members of the committees of the board of directors of CYI as of August 3, 2007 are set forth below:
Audit Committee
Tan Aik-Leang (Chairman)
Neo Poh Kiat
Matthew Richards
Compensation Committee
Kwek Leng Peck (Chairman)
Neo Poh Kiat
Matthew Richards
Exhibits

99.1	Press Release of CYI dated August 15, 2007.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 15, 2007

CHINA YUCHAI INTERNATIONAL LIMITED

By:		/s/ Philip Ting Sii Tien
Name	:	Philip Ting Sii Tien
Title:		Chief Financial Officer and Director

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EXHIBITS INDEX

99.1	Press Release of CYI dated August 15, 2007.

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